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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD SUITE 318
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD MOSCHETTA 516-794-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT R. CPA
(Name – *if individual, state last, first, middle name*)

16 PORTER PLACE (Address) SEA CLIFF (City) NEW YORK (State) 11579 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RONALD MOSCHETTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JERRILYN E. CONDRON
NOTARY PUBLIC, State of New York
No. 31-5006392
Qualified in New York County
Commission Expires Dec. 23, 2010

Notary Public

02/27/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STRASBOURGER PEARSON
TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2008

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2008

INDEX

FINANCIAL STATEMENTS:

VINCENT R. VASSALLO

CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

We have audited the accompanying statements of financial condition of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2007 and 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2007 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vincent R. Vassallo, CPA

Sea Cliff, New York
February 26, 2009

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2007	December 31, 2008
Current assets:		
Cash	$ 2,667	$ 13,315
Due from broker or dealer	107,961	200,845
Other securities	167,428	103,529
Other receivables	1,813	296,608
Secured demand note	-	100,000
Due from stockholder	292,000	-
Prepaid expenses	2,948	2,142
Total current assets	574,817	716,439
Property and equipment net of accumulated depreciation of $40,088	6,730	66,384
Other assets:		
Security deposits and other assets	9,438	38,655
	$590,985	$821,478

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2008
Current liabilities:		
Bank line of credit	$ 46,229	$ -
Due to broker or dealer	-	128,695
Accounts payable, accrued expenses And other current liabilities	85,767	185,624
Total current liabilities	131,996	314,319
Subordinated loans	150,000	150,000
Commitment and contingencies	-	-
Stockholder's equity:		
Common stock – Class A, voting $1 par value, Authorized 1,000 shares, issued 400 shares, Outstanding 255-3/4 shares (not including 144-1/4 shares in treasury stock)	400	400
Capital contributed in excess of par value	584,546	1,094,079
Retained earnings	116,843	(344,520)
Treasury stock – at cost (144-1/4 shares)	(392,800)	(392,800)
Total stockholder's equity	308,989	357,159
	$590,985	$821,478

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF OPERATIONS

	For the years Ended December 31, 2007	2008
Income:		
Commissions	$1,157,902	$ 787,523
Other revenue	212,371	462,651
Gaines or losses on firm securities	-	(60,795)
Interest and dividends	18,142	12,345
	1,388,415	1,201,724
Less: Clearing commissions paid	57,869	119,996
Total income	1,330,546	1,081,728
Expenses:		
Salaries:		
Officer	14,872	74,222
Office	119,492	127,302
Commissions	777,357	281,772
Interest	5,146	6,169
Payroll taxes	14,215	16,428
Bad debts	-	97,489
Employee welfare	35,511	31,394
Membership dues and fees	41,799	26,672
Rent	88,131	103,784
Professional fees	120,057	257,415
Consultants	-	99,307
Legal settlements	36,058	10,833
NASD fine	-	100,000
Communications	22,477	60,163
Insurance	8,566	6,718
Office	20,588	181,827
Travel and entertainment	-	52,625
Automobile	8,724	503
Dues, subscriptions and research	355	962
Depreciation	354	6,206
Total expenses	1,313,702	1,541,791
Income (loss) before provision for income taxes	16,844	(460,063)
Provision for (benefit from) income taxes	1,756	1,300
Net income (loss)	$ 15,088	($461,363)

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2007	$400	$584,546	$101,755	($392,800)	$293,901
Net loss for 2007	-	-	15,088	-	15,088
Balance at December 31, 2007	400	584,546	116,843	(392,800)	308,989
Net income for 2008	-	509,533	(461,363)	-	48,170
Balance at December 31, 2008	$400	$1,094,079	($344,520)	($392,800)	$357,159

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CASH FLOWS

	For the years Ended December 31, 2007	2008
Cash flows from operating activities:		
Net income (loss)	$ 15,088	($461,363)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	354	6,206
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker or dealer	161,325	(92,884)
Other securities	(167,428)	63,899
Other receivables	(1,813)	(294,795)
Secured demand note	-	(100,000)
Prepaid expenses	26,191	806
Security deposits and other assets	-	(29,217)
Due to branch office	(34,172)	-
Accounts payable, accrued expenses and other current liabilities	(11,708)	228,552
Total adjustments	(27,251)	(223,639)
Net cash provided by (used in) operating activities	(12,163)	(678,796)
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	(7,084)	(65,860)
Bank line of credit	6,431	(46,229)
Capital contributed in excess of par value	-	509,533
Due from stockholder	(2,000)	292,000
Net cash used in investing activities	(2,653)	689,444
Net increase (decrease) in cash	(14,816)	10,648
Cash at beginning of year	17,483	2,667
Cash at end of year	$ 2,667	$13,315
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 5,146	$ 6,169
Income taxes	$ -	$ 1,300

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
NOTE TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholders has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2007	2008
Furniture and fixtures	$26,253	$ 26,253
Leasehold improvements	5,000	24,458
Computer equipment	9,359	55,761
	40,612	106,472
Less: Accumulated depreciation	33,882	40,088
	$ 6,730	$ 66,384

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $90,875, which was $40,875 in excess of its required minimum capital of $50,000. The Company's net capital ratio at December 31, 2008 was 3.459 to 1.

NOTE 4 - COMMITMENT.

The Company signed a one year lease which commenced May 1, 2008 and expires April 30, 2009 at an annual rent of $81,348 payable at $6,779 per month. This lease will not be renewed.

The Company signed two new leases during the year. One lease commenced October 1, 2008 and will expire September 30, 2013 at an annual rent of $59,363 payable at $4,947 per month. The other lease commenced November 1, 2008 and will expire October 31, 2012 at an annual rent of $72,349 payable at $6,029 per month.

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is, from time to time, involved in litigation incidental to the conduct of its business. The Company is currently involved in two arbitrations for which a possible liability can not be determined at this time. The Company and legal council are of the opinion that the law suits have no merit and will be defended vigorously. There is also an investigation by FINRA open and from which may arise disciplinary action against the Company including, without limitation, a fine. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

NOTE 7 - SUBORDINATED LOANS

During the year, $100,000 of the opening subordinated loans of $150,000 was called but was replaced with a secured demand note in the amount of $100,000.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31, 2007	December 31, 2008
Stockholder's equity at December 31,	$308,989	$357,159
Less: Undue concentration and haircuts	3,209	17,103
Non-allowable assets	311,116	399,181
	(5,476)	(59,125)
Subordinated loan	150,000	150,000
Net capital	144,524	90,875
Less: Minimum capital required	50,000	50,000
Excess net capital	$ 94,524	$ 40,875
Aggregate indebtedness	$131,996	$314,319
Percentage of aggregate indebtedness of net capital	91.3%	345.9%

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital
Total ownership equity	$357,159	$357,159	$ -
Subordinated loans	150,000	150,000	-
Less undue concentration	(17,103)	(17,103)	-
Less non-allowable assets	(399,181)	(399,181)	-
Net capital	$ 90,875	$ 90,875	$ -

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2008

Balance at January 1, 2008	$ 150,000
Loans called	(100,000)
Additions	100,000
Balance at December 31, 2008	$150,000

See accompanying notes to financial statements.

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Strasbourger Pearson Tulcin Wolff Incorporated., for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, count, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vincent A. Varsalle, CPA

Sea Cliff, NY
February 26, 2009